Exhibit 21.1

Subsidiaries of Thermon Group Holdings, Inc.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Thermon Holding Corp.	Delaware
Thermon Industries, Inc.	Texas
Thermon Canada Inc.	Nova Scotia
Thermon Manufacturing Company	Texas
Thermon Heat Tracing Services, Inc.	Texas
Thermon Heat Tracing Services-I, Inc.	Texas
Thermon Heat Tracing Services-II, Inc.	Louisiana
Thermon Latinoamericana, S. de R.L. de C.V.	Mexico DF, Mexico
Thermon Europe B.V.	Netherlands
Thermon Benelux B.V.	Netherlands
Thermon Deutschland GmbH	Germany
OOO Thermon	Russian Federation
OOO Thermon CIS	Russian Federation
Thermon France SAS	France
Thermon Italia, S.p.A (in liquidation)	Italy
Thermon U.K. Ltd.	United Kingdom
Thermon Australia Pty. Ltd.	Australia
Thermon Far East, Ltd.	Japan
Thermon Heat Tracers Pvt. Ltd.	India
Thermon Heat Tracing and Engineering (Shanghai) Co. Ltd.	China
Thermon Korea, Ltd.	Korea
Thermon Middle East, WLL	Bahrain